

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 3, 2006

via U.S. Mail
Jacques Mot
Chairman and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

> **Re:** **New Generation Holdings, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-24623**
> **Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2005, as amended**
> **Quarterly Reports on Form 10-QSB for the Period Ended March 31, 2006 and June 30, 2006**
> **Response Letter Dated October 18, 2006**
> **File No. 0-24623**
>
> **Plastinum Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Response Letter Dated October 18, 2006**
> **File No. 0-52128**

Dear Mr. Mot:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

New Generation Holdings, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note I Convertible Note Payable to Related Party, page F-14

1. We note your response to prior comment two and continue to need previously
    requested information to appropriately consider your conclusions. Please address
    each of the following:

    ▪ Provide us and file as an exhibit a copy of the Certificate of Designations
       Preferences and Rights of your Series A Preferred Shares or any similar
       documents specifying the terms of your Series A Preferred Shares which were
       in effect as of December 31, 2005.

    ▪ Provide your analysis supporting your conclusion that the convertible note
       was conventional convertible based on the terms of the embedded conversion
       option.

    ▪ Explain in detail, and identify the accounting literature that you relied upon to
       determine that liability classification applies to a "beneficial conversion
       feature" given beneficial conversion features are addressed under EITF 98-5
       and EITF 00-27.

    ▪ Identify the authoritative accounting guidance you are relying on to classify a
       conversion option as a liability given your conclusion that the hybrid
       instrument is conventional convertible. Refer to paragraph 4 of EITF 00-19.

    ▪ We reissue prior comment two in full.

Note J Warrant and Derivative Liability

2. We note your response to prior comment three and continue to require additional
    analysis to consider your responses to our comment and your conclusions. Please
    address each of the following.

    ▪ Please revise your disclosure to separately address your accounting
       conclusions and the impact of having insufficient authorized common shares
       to satisfy your issued but unexercised warrant and stock option arrangements.

- Please explain in detail your accounting for your stock option arrangements. We note that you have referred to EITF 00-19 with respect to these arrangements. Please explain to us why the accounting for these options is not within the scope of SFAS 123.

- Please indicate whether or not the option and warrant arrangements have any provision(s) which require you to settle the award in cash, or if there is any provision(s) which address a circumstance when you do not have sufficient common shares authorized.

Please refer to paragraph 25 of SFAS 123, paragraph 11(b) and 287 of SFAS 133 and paragraph 3 of SFAS 133.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

General

3.   Please revise your financial statements and disclosures as necessary to comply with all applicable comments written on Form 10-KSB above.

PLASTINUM CORP.

Form 10-SB Filed February 12, 2006

Financial Statements

Note A Summary of Accounting Policies, F-7

Basis of Presentation

4.   We note your response to prior comments five and six and are unable to agree that you have appropriately reflected all costs of doing business in Plastinum's financial statements. Given that Plastinum's operations constituted the sole business of NGH, it continues to be unclear that the general and administrative functions as well as compensation to Mr. Mot which have been excluded from Plastinum's financial statements are fully exclusive from Plastinum's operations. Accordingly, please submit an allocation of costs to Plastinum that represents all costs of doing business related to Plastinum and revise your financial statements and disclosure as necessary. Please call us at your earliest availability. Refer to SAB Topic 1:B.1.

5.   We note your response to prior comment six in which you state, "We will record the shares issued to Mr. Mot in exchange for his note payable as an increase in the

par value of common stock and corresponding reduction in paid-in-capital."
Please expand your analysis of your accounting for this transaction to address the
value of the common stock exchanged for the debt, whether any gain or loss was
recognized in the exchange, and the authoritative guidance supporting your
accounting.

Note C Subsequent Events, page F-25

6.   We note your response to prior comment seven. Please expand your response to
provide detailed descriptions of the nature of the consultation services received
and additional support to explain why these services were exclusive of
Plastinum's operations based on the general description provided. We reissue
prior comment seven in full.

Financial Statements for the Quarterly Period Ended June 30, 2006

General

7.   Please revise your financial statements and disclosures as necessary to comply
with all applicable comments written on Form 10-SB above.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3740 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Roger Schwall
Assistant Director

via facsimile
Alan Ederer, Esq.
(516) 622-9212